UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 23, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following consists of Caterpillar Inc.'s Fourth-Quarter Results released on January 23, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Caterpillar Inc.

January 23, 2003

FOR IMMEDIATE RELEASE

Caterpillar earnings beat outlook;
Fourth-quarter profit up

PEORIA, Ill. -- Caterpillar Inc. (NYSE: CAT) today reported fourth-quarter 2002 sales and revenues of $5.38 billion, up from $5.10 billion in 2001. Fourth-quarter 2002 profit was $305 million or 88 cents per share, up from last year's fourth-quarter profit of $167 million or 48 cents per share. Fourth quarter 2001 included unusual charges of $153 million before tax ($97 million after tax) for the sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. Excluding the impact of the unusual charges, fourth-quarter profit was up 16 percent, led by a nearly 50 percent increase in machinery operating profit.

"These strong results show how effectively Caterpillar people respond to a challenge. We had extremely demanding goals for this quarter, and thanks to a tremendous effort from our employees, we delivered, despite some of the weakest markets in a decade, geopolitical uncertainty and a sluggish global economic recovery," said Caterpillar Chairman and CEO Glen Barton.

For the full year, the company achieved sales and revenues of $20.15 billion compared to $20.45 billion in 2001. This decline of about 1 percent was due to lower sales volume, partially offset by improved price realization, which includes the favorable impact of the weaker U.S. dollar on sales in other currencies, primarily the euro and Australian dollar.

Profit for the full year was $798 million or $2.30 per share, compared to $805 million or $2.32 per share, down less than 1 percent from 2001. Excluding the $97 million after-tax impact of the unusual charges recorded in the fourth quarter of 2001, profit declined 12 percent due to lower sales volume and related manufacturing inefficiencies.

"We responded far better to deteriorating economic and market conditions during the second half of 2002 than we ever have. I credit 6 Sigma with unleashing teams of problem solvers throughout the company. These teams are achieving breakthroughs in cost reduction, quality and process improvement," Barton continued. "For instance, focused 6 Sigma projects contributed to our efforts to significantly improve Machinery and Engines net free cash flow, resulting in a $645 million improvement year-over-year."

Fourth-quarter revenues for Financial Products, which consists primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries, were $431 million, up $16 million or 4 percent compared with fourth quarter 2001. Before-tax profit for Financial Products was $68 million, down $14 million or 17 percent from fourth quarter 2001. For the year, revenues for Financial Products were $1.68 billion, up $33 million or 2 percent compared with 2001. Before-tax profit for the year was $287 million, down $58 million or 17 percent from 2001.

"Our diversification strategy is paying off very well, as evidenced by our financial performance," Barton added. "We are investing in a strong future with sustained research and development spending, launch of a continuous product improvement program and introduction of new technologies, such as our diesel engine Advanced Combustion Emission Reduction Technology (ACERT)," Barton said. "In January 2003, the company shipped the first ACERT on-highway truck engine and received EPA certification for this technology, another significant milestone for Caterpillar customers and everyone concerned about cleaner air."

2003 OUTLOOK

"We expect 2003 to be another very challenging year," said Barton. "In addition to market pressures and political uncertainty, we are faced with rising employee health care and pension expenses, particularly in the United States where half our employees reside," said Barton. "In 2003, we expect an increase of approximately $300 million in retiree pension, health care and related benefits. While the company continues to take steps to mitigate these increases, this unacceptable trend underscores the need for long-term solutions involving employers, employees and the government.

"With continuing uncertainty in the political environment and prolonged weakness in capital spending, 2003 worldwide industry sales as well as Caterpillar sales and revenues for 2003 should be about the same as 2002," Barton continued. "We anticipate improved operational results will offset most of the $300 million or approximately 60 cents per share of higher retiree pension, health care and related benefit costs. Therefore, despite flat sales and revenues and these increased costs, profit should be down only about 5 percent compared to 2002." (Complete outlook begins on page 12)

For more than 75 years, Caterpillar has been building the world's infrastructure and, in partnership with our independent dealers, is driving positive and sustainable change on every continent. Caterpillar is a technology leader and the world's largest maker of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.CAT.com/.

FOURTH QUARTER 2002 COMPARED WITH FOURTH QUARTER 2001

Fourth-quarter 2002 sales and revenues were $5.38 billion compared to $5.10 billion in 2001. The increase of more than 5 percent was due to a $180 million improvement in price realization, about half of which was due to the favorable impact of currency, and higher sales volume. Price realization is defined as the net impact of price changes, sales variances and currency fluctuations on sales. Sales variances include items such as warranty, special retail and wholesale incentive programs, and manufacturer and cash discounts.

Profit for the fourth quarter 2002 was $305 million or 88 cents per share compared to $167 million or 48 cents per share in the fourth quarter 2001. Excluding the $97 million after-tax impact of unusual charges recorded in 2001 for sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions, earnings per share increased 16 percent. The $90 million favorable impact of improved price realization (excluding currency) plus the impact of lower SG&A and R&D expenses were partially offset by continuing manufacturing inefficiencies related to volume shifts at most U.S. engine manufacturing facilities.

MACHINERY AND ENGINES

SALES

(Millions of dollars)	Total		North America		EAME *		Latin America **		Asia/ Pacific	
Sales										
Fourth Quarter 2002										
Machinery	$	3,151	$	1,643	$	878	$	186	$	444
Engines ***		1,838		728		589		270		251
	$	4,989	$	2,371	$	1,467	$	456	$	695
Fourth Quarter 2001										
Machinery	$	2,799	$	1,417	$	809	$	222	$	351
Engines ***		1,936		816		562		348		210
	$	4,735	$	2,233	$	1,371	$	570	$	561

* Europe, Africa & Middle East and Commonwealth of Independent States
** Latin America includes Mexico.
*** Does not include internal engine transfers of $316 million and $296 million in fourth quarter 2002 and fourth quarter 2001, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

Machinery sales were $3.15 billion, an increase of $352 million or 13 percent from fourth quarter 2001. Sales volume for the quarter increased 9 percent from a year ago, mainly due to year-over-year changes in dealer inventories. In the fourth quarter of 2001, dealers decreased machine inventories about 12 percent. In the fourth quarter of 2002, dealer inventories increased 3 percent; however, year-end 2002 inventories compared to current selling rates were lower than year-earlier levels in all regions.

Engine sales were $1.84 billion, a decrease of $98 million or 5 percent from fourth quarter 2001. Sales volume for the quarter decreased 9 percent from a year ago. While on-highway truck and bus engine sales were flat, engine sales into the electric power, petroleum and marine sectors decreased about 10 percent due to reduced corporate profits and continued business investment uncertainties in these industries.

OPERATING PROFIT

Operating Profit		
(Millions of dollars)	**Fourth Quarter 2002**	**Fourth Quarter 2001**
Machinery	$ 351	$ 137
Engines	26	39
	$ 377	$ 176 *

* Includes $153 million of unusual charges for the sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. The unusual charges were split $98 million and $55 million to machinery and engines, respectively.

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $214 million from fourth quarter 2001. Excluding the $98 million impact of unusual charges, operating profit increased $116 million or 49 percent. Higher sales volume contributed about $60 million of the improvement, with the remainder due to improved price realization (excluding the impact of currency) and cost reduction.

Engine operating profit decreased $13 million from fourth quarter 2001. Excluding the $55 million impact of unusual charges, operating profit decreased $68 million or 72 percent. Lower sales volume of large reciprocating engines, volume-related manufacturing inefficiencies and non-conformance penalties for on-highway truck and bus engines reduced operating profit by approximately $110 million. This was partially offset by improved price realization (excluding currency) and cost reduction.

INTEREST EXPENSE

Interest expense was $10 million higher than a year ago primarily due to increased long-term borrowings and less capitalized interest year-over-year.

OTHER INCOME/EXPENSE
Other income/expense was income of $43 million compared to income of $42 million last year.

FINANCIAL PRODUCTS
This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries. Cat Financial provides financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Financial Products revenues for the fourth quarter were $431 million, up $16 million or 4 percent compared with fourth quarter 2001. The favorable impact of approximately $60 million due to the continued portfolio growth of finance receivables and leases at Cat Financial was partially offset by the approximately $44 million unfavorable impact of generally lower interest rates on finance receivables.

Before-tax profit for Financial Products was $68 million, down $14 million or 17 percent from fourth quarter 2001, primarily due to lower gains on the securitization of receivables of $9 million before tax at Cat Financial and lower income (mostly investment income) of $9 million before tax at Cat Insurance.

INCOME TAXES
Fourth-quarter tax expense reflects an estimated annual tax rate of 28 percent for 2002 and 32 percent for 2001 resulting from a change in the geographic mix of profits.

UNCONSOLIDATED AFFILIATED COMPANIES
The company's share of unconsolidated affiliated companies' profits increased $6 million from fourth quarter a year ago, primarily due to improved profitability of Shin Caterpillar Mitsubishi Ltd.

2002 COMPARED WITH 2001

For the full year, the company achieved sales and revenues of $20.15 billion compared to $20.45 billion in 2001. This decline of about 1 percent was due to lower sales volume of about $680 million, partially offset by improved price realization of approximately $300 million. About half of the price realization improvement was due to the favorable impact of the weaker U.S. dollar on sales in other currencies, primarily the euro and Australian dollar.

Profit for the full year was $798 million or $2.30 per share, compared to $805 million or $2.32 per share, down less than 1 percent from 2001. Excluding the $97 million after-tax impact of the unusual charges recorded in the fourth quarter of 2001, profit declined 12 percent. The combined effect of favorable price realization and net favorable currency of approximately $250 million was more than offset by lower sales volume and related manufacturing inefficiencies.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable before-tax impact on 2002 earnings of $85 million. This was more than offset by a $90 million before-tax increase in pension and other postretirement benefit expense. This increase was a result of lower plan asset returns in recent years, partially offset by the favorable before-tax impact of other postretirement benefit plan changes made in the second quarter of 2002.

MACHINERY AND ENGINES

SALES

Sales

(Millions of dollars)	Total	North America	EAME *	Latin America **	Asia/ Pacific
2002					
Machinery	$ 11,975	$ 6,517	$ 3,156	$ 818	$ 1,484
Engines ***	6,673	2,963	2,022	780	908
	$ 18,648	$ 9,480	$ 5,178	$ 1,598	$ 2,392
2001					
Machinery	$ 12,158	$ 6,790	$ 3,215	$ 891	$ 1,262
Engines ***	6,869	3,470	1,899	748	752
	$ 19,027	$ 10,260	$ 5,114	$ 1,639	$ 2,014

* Europe, Africa & Middle East and Commonwealth of Independent States
** Latin America includes Mexico.
*** Does not include internal engine transfers of $1.286 billion and $1.231 billion in 2002 and 2001, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

Machinery sales were $11.98 billion, a decrease of $183 million or 2 percent from 2001. Sales volume for the year decreased 4 percent from 2001. Higher sales in Asia/Pacific were due to higher retail demand. Sales in North America, EAME and Latin America declined due to lower retail demand. Sales were also affected by changes in dealer inventories. In 2001, dealers decreased machine inventories about 7 percent. In 2002, dealer inventories increased by about 3 percent; however, year-end 2002 inventories compared to current selling rates were lower than year-earlier levels in all regions.

Engine sales were $ 6.67 billion, a decrease of $196 million or 3 percent from 2001. Sales volume for the year decreased 4 percent from 2001. Caterpillar truck engine sales rose 36 percent due to a surge in demand from North American truck OEMs for heavy-duty truck engines prior to the October 2002 emissions deadline and improved truck fleet operating profits. Sales into the petroleum sector increased 4 percent as higher sales of turbine engines more than offset a decline in sales of reciprocating engines. These increases were more than offset by 30 percent lower sales to the electric power sector, where financial uncertainties and depressed operating profits within the electric utility, technology and telecommunications industries impacted demand.

OPERATING PROFIT

(Millions of dollars)	**2002**		**2001**	
Machinery	$	932	$	849
Engines		175		348
	$	1,107	$	1,197 *

Operating Profit

* Includes $153 million of unusual charges for the sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. The unusual charges were split $98 million and $55 million to machinery and engines, respectively.

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $83 million, or 10 percent from 2001. Excluding the $98 million impact of unusual charges, operating profit decreased $15 million or 2 percent. The favorable profit impact of price realization, net impact of currency and lower SG&A expenses were more than offset by the profit impact of lower sales volume and related manufacturing inefficiencies.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable impact on 2002 machinery operating profit of approximately $10 million. This was more than offset by a $60 million before-tax increase in pension and other postretirement benefit expense.

Engine operating profit decreased $173 million, or 50 percent from 2001. Excluding the $55 million impact of unusual charges, operating profit decreased $228 million or 57 percent. Increased turbine and on-highway truck and bus engine volumes and improved price realization improved operating profit by approximately $140 million. These favorable items were more than offset by the profit impact of lower sales volume of large reciprocating engines, volume-related manufacturing inefficiencies and non-conformance penalties for on-highway truck and bus engines.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable impact on 2002 engine operating profit of approximately $75 million. This was partially offset by a $30 million before-tax increase in pension and other postretirement benefit expense.

INTEREST EXPENSE

Interest expense was $6 million lower in 2002 compared to 2001 primarily due to lower interest rates on short-term borrowings.

<u>OTHER INCOME/EXPENSE</u>

Other income/expense improved by $87 million year-over-year primarily due to the absence of foreign currency losses and lower expenses related to the sales of receivables to Cat Financial.

<u>FINANCIAL PRODUCTS</u>

Financial Products revenues for 2002 were $1.68 billion, up $33 million or 2 percent compared with 2001. A favorable impact of approximately $205 million due to a $2.1 billion increase in the portfolio at Cat Financial and an increase in third party insurance premiums and fees earned of approximately $21 million at Cat Insurance was mostly offset by the impact of generally lower interest rates on finance receivables at Cat Financial.

Before-tax profit was $287 million, down $58 million or 17 percent from 2001. A $41 million before-tax charge of "other than temporary" declines in the market value of securities in the investment portfolio at Cat Insurance resulted from poor overall market performance. Also, there was less securitization-related income of approximately $28 million before tax and higher operating expenses of $17 million before tax at Cat Financial. These items were partially offset by higher rental income, net of depreciation, of $30 million before tax at Cat Financial and higher underwriting income of $7 million before tax at Cat Insurance.

<u>INCOME TAXES</u>

Tax expense reflects an estimated annual tax rate of 28 percent for 2002 and 32 percent for 2001 resulting from a change in the geographic mix of profits.

<u>UNCONSOLIDATED AFFILIATED COMPANIES</u>

The company's share of unconsolidated affiliated companies' profits decreased $7 million from a year ago, primarily due to losses at Shin Caterpillar Mitsubishi Ltd. resulting from depressed construction equipment demand in Japan.

<u>SUPPLEMENTAL INFORMATION</u>

Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

Dealer sales (including both sales to end users and deliveries to dealer rental operations) in North America declined 10 percent from 2001. Sales increased 2 percent in the heavy construction sector due to higher sales to the U.S. military and for airport construction. In addition, sales to highway construction remained strong. Sales to the quarry and aggregates sector were up 10 percent. Sales growth in these two sectors was more than offset by a 37 percent reduction in sales to mining, especially coal. Sales to the general construction sector declined 9 percent due to reductions in dealer rental deliveries as well as reduced purchases by residential and non-residential builders.

Dealer sales in EAME declined 9 percent. Sales to the heavy construction sector increased about 5 percent due mostly to increased purchases by highway contractors. Sales to quarry and aggregate producers were up 6 percent as well. These increases were more than offset by 21 percent lower sales to the general construction sector. Sales were also lower to industrial, down 22 percent; and mining, down 13 percent.

In Asia/Pacific, dealer sales increased 7 percent. Sales were 28 percent higher in the heavy construction sector and industrial sector sales grew 43 percent. Sales also increased to the general construction sector, up 7 percent; and the quarry and aggregates sector, up 14 percent. These gains more than offset 13 percent lower sales to the mining sector, resulting from sharp cutbacks in purchases by coal mining companies.

Dealer sales in Latin America declined 5 percent. Sales were up 8 percent in the heavy construction sector, mostly due to increased pipeline and highway construction. This gain was more than offset by 25 percent lower sales to the mining sector, especially metals, as well as a 6 percent decline in sales to the general construction sector.

Dealer Inventories of New Machines

Worldwide dealer new machine inventories at year-end 2002 were about 3 percent higher than 2001 levels. Inventories increased in North America, up 6 percent; Asia/Pacific, up 9 percent; and EAME, up 4 percent. Dealer inventory declined 20 percent in Latin America. Despite the overall increase in dealer inventories, inventories compared to current selling rates were lower than year-earlier levels in all regions.

Engine Sales to End Users and OEMs

Worldwide engine sales to dealer customers and OEMs were up 1 percent in 2002. Sales to the on-highway truck and bus sector rose 38 percent and sales to the petroleum sector rose 5 percent, more than offsetting 21 percent lower sales to the electric power sector and 6 percent lower sales to the marine sector. In North America, Caterpillar sales of on-highway truck and bus engines rose 38 percent but were more than offset by lower sales in electric power, 36 percent; petroleum, 32 percent; and marine, 42 percent. Sales were impacted by weak corporate profits, continuing economic uncertainties and delayed new investments. Caterpillar widened its leadership position in the North American on-highway truck and bus industry.

In EAME, overall sales declined 3 percent, with a 30 percent increase in demand for larger engines used in the petroleum sector more than offset by 16 and 14 percent lower sales into the electric power and marine sectors, respectively.

Sales in Asia/Pacific rose 20 percent with sales gains in all sectors except electric power where sales declined 17 percent. Sales of large engines used in the petroleum sector surged 62 percent. Sales in Latin America increased 60 percent with sales gains in all sectors and pronounced strength in large engine sales into the petroleum and marine sectors, which rose 48 and 242 percent, respectively.

EMPLOYMENT
At December 31, 2002, Caterpillar's worldwide employment was 68,990 compared with 72,004 one year ago. The company reduced employment by 3,457 or about 5 percent during 2002 before the impact of acquisitions, which added 443 people.

LIQUIDITY AND CAPITAL RESOURCES

FREE CASH FLOW

Net free cash flow (operating cash flow adjusted for capital expenditures and dividends) for Machinery and Engines was $605 million in 2002, compared with negative $40 million in 2001. Free cash flow improved despite the lower profit due to tight controls on capital expenditures and management focus on working capital improvement.

For the Twelve Months Ended (Millions of dollars)	Consolidated December 31,		Machinery & Engines * December 31,		Financial Products December 31,	
	2002	2001	2002	2001	2002	2001
Net cash provided by operating activities	$ 2,366	$ 1,987	$ 1,696	$ 1,511	$ 649	$ 590
Capital expenditures						
- excluding equipment leased to others	(728)	(1,100)	(693)	(1,071)	(35)	(29)
- equipment leased to others	(1,045)	(868)	(5)	(38)	(1,040)	(830)
Proceeds from disposal of						
property, plant and equipment	561	356	88	32	473	324
Dividends paid	(481)	(474)	(481)	(474)	-	(105)
Net Free Cash Flow.....................................	$ 673	$ (99)	$ 605	$ (40)	$ 47	$ (50)

Represents a condensed presentation of cash flow, full presentation, with consolidating adjustments, can be found in the financial pages of the release.

* Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

PENSION FUNDING

Due to continued poor performance of the equity markets, the value of our pension fund assets declined in 2002. SFAS 87 requires the recognition of an Additional Minimum Liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. Based on these asset values, the company increased the Additional Minimum Liability by $892 million in the fourth quarter of 2002. This resulted in a decrease in Accumulated Other Comprehensive Income (a component of Shareholder's Equity on the Statement of Financial Position) of $610 million after tax. During 2002, the company made cash contributions of $130 million to its U.S. defined benefit pension plans, which make up about 85 percent of the company's total pension liability. The company continues to have adequate liquidity resources to fund plans, as it deems necessary.

FINANCIAL POSITION AND LIQUIDITY

Total debt as of December 31, 2002 was $17.7 billion, an increase of $1.1 billion from year-end 2001. Debt related to Machinery and Engines decreased $59 million, due to improved free cash flow, while debt related to Financial Products increased $1.1 billion due to portfolio growth at Cat Financial. The ratio of debt to debt plus equity for Machinery and Engines was 40.5% at December 31, 2002, about the same as year-end 2001, despite the significant non-cash charge to equity related to pensions discussed above.

OUTLOOK

Economic and Industry Summary

Worldwide economic and geopolitical uncertainties remained at relatively elevated levels in the early weeks of 2003. We expect this will dampen the economic recovery in the first half of 2003, but growth is expected to accelerate in the second half, leading to worldwide growth of about 3 percent for the year as a whole. In this environment, industry opportunity is expected to be about the same as 2002. Our outlook is based on and subject to the following economic and business condition assumptions: (1) the geopolitical tensions in the Middle East remain high, but do not degenerate into a major lengthy armed conflict, (2) the benefits from lower European interest rates offset fiscal tightening in several major European countries, (3) the U.S. Congress approves in early 2003 about $30 billion in current fiscal year transportation funding and additional fiscal stimulus measures are passed by the end of the second quarter, and (4) investor confidence improves as corporate earnings grow and trust is restored in the reliability of corporate reporting and oversight.

North America

Geopolitical and federal policy uncertainties in early 2003 are expected to dampen the strength of the first-half economic recovery. We assume these uncertainties will diminish and become less of a drag on growth in the second half of 2003. For the year as a whole, we expect economic growth of about 3 percent, supported by low interest rates and fiscal stimulus policies. The U.S. Congress is expected to pass a large fiscal stimulus package in the first half of 2003. The package, combined with the positive impact of previously enacted federal stimulus measures, is expected to more than offset state budget cutbacks, with most of the positive impact in the second half of the year. In addition, improved corporate earnings and cash flows, more accommodating credit conditions and a return to more normal commercial insurance coverage are also expected to provide support for stronger business capital spending in the second half of 2003. Construction activity is expected to be about flat, while industrial and mining activity is expected to be up about 3 percent. Industry sales of construction, industrial and mining machinery are expected to be about flat. Industry demand for reciprocating and turbine engines is expected to be down about 5 percent.

EAME

In EAME, we expect economic growth in Europe of about 2 percent, and about 5 percent growth in the CIS, Africa and the Middle East. While a recovery in Europe is expected, it will be restrained by a stronger euro and ongoing fiscal restraint in several major industrial countries. In Africa and the Middle East, oil exporters and precious metal producers are expected to benefit from good price levels, whereas most other commodity prices are expected to remain weak. We expect the CIS to grow at a solid rate, driven mainly by continued strong expansion of the oil and gas industry. Machine industry sales in EAME are expected to be about flat, while engine industry sales are also expected to be about flat.

Latin America

Market conditions in Latin America are expected to be mixed. We expect overall economic growth rates in Mexico and Argentina to improve, leading to higher industry sales. Industry sales in Peru are expected to be about flat. Relatively slow growth in Brazil and Chile and continued political instability in Venezuela are expected to lead to lower industry machine sales in these markets. For Latin America in total, machine and engine industry sales are expected to be down about 10 percent.

Asia/Pacific

We expect good overall economic growth in the Asia/Pacific region (excluding Japan) based on moderate growth in Australia and continued good growth in the developing economies, particularly southeast Asia, China and India. In Japan, economic and business conditions are expected to continue to be difficult, and machine industry sales are projected to be about flat at cyclically depressed levels. Industry machine sales in the Asia/Pacific region are expected to be up about 10 percent, while engine and turbine industry sales are projected to be down about 5 percent.

Company Summary

Company sales and revenues are expected to be about the same as 2002. Company sales in EAME are projected to be up about 4 percent, while company sales into Asia/Pacific are expected to be up about 2 percent. In North America, company sales are expected to be down about 3 percent, while company sales in Latin America are expected to be down about 10 percent. Financial Products revenues are expected to increase approximately 10 percent, primarily driven by Cat Financial's record portfolio additions in 2002.

We anticipate improved operational results will offset most of the $300 million or approximately 60 cents per share of higher retiree pension, health care and related benefit costs. Therefore, despite flat sales and revenues and these increased costs, profit should be down only about 5 percent compared to 2002.

*   *   *

The information included in the Outlook section is forward-looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 23, 2003. That filing is available from the SEC website at http://www.sec.gov/cgi-bin/srch-edgar

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
(800) 228-7717 (Inside the United States and Canada)
(858) 244-2080 (Outside the United States and Canada)

Internet:
http://www.CAT.com/investor
http://www.CAT.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
Kelly Wojda
Corporate Public Affairs
(309) 675-1307
wojda_kelly_g@CAT.com

Note: Information contained on our website is not incorporated by reference into this release.

Financial Pages Follow

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2002	2001	2002	2001
Sales and revenues:				
Sales of Machinery and Engines	$ 4,989	$ 4,735	$ 18,648	$ 19,027
Revenues of Financial Products	388	361	1,504	1,423
Total sales and revenues..	5,377	5,096	20,152	20,450
Operating costs:				
Cost of goods sold	3,958	3,666	14,709	14,752
Selling, general and administrative expenses.........	616	653	2,531	2,567
Research and development expenses....................	132	190	656	696
Interest expense of Financial Products...................	128	139	521	657
Other operating expenses......................................	116	245	416	467
Total operating costs...	4,950	4,893	18,833	19,139
Operating profit...	427	203	1,319	1,311
Interest expense excluding Financial Products.......	73	63	279	285
Other income (expense)	61	97	74	143
Consolidated profit before taxes....................................	415	237	1,114	1,169
Provision for income taxes.....................................	116	70	312	367
Profit of consolidated companies	299	167	802	802
Equity in profit (loss) of unconsolidated affiliated companies	6	-	(4)	3
Profit..	$ 305	$ 167	$ 798	$ 805
Profit per common share	$ 0.89	$ 0.49	$ 2.32	$ 2.35
Profit per common share - assuming dilution [1]	$ 0.88	$ 0.48	$ 2.30	$ 2.32
Weighted average common shares outstanding (thousands)				
- Basic	344,218	343,299	343,980	343,324
- Assuming dilution [1]	346,318	347,068	346,946	347,092
Cash dividends paid per common share	$ 0.35	$ 0.35	$ 1.40	$ 1.38

[1] Diluted by assumed exercise of stock options, using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Twelve Months Ended December 31,	
Cash flow from operating activities:	**2002**	**2001**
Profit..	$ 798	$ 805
Adjustments for non-cash items:		
Depreciation and amortization..	1,220	1,169
Unusual charges..	-	153
Other	306	344
Changes in assets and liabilities:		
Receivables - trade and other...	(50)	99
Inventories...	162	(211)
Accounts payable and accrued expenses	164	(160)
Other - net	(234)	(212)
Net cash provided by operating activities	2,366	1,987
Cash flow from investing activities:		
Capital expenditures		
- excluding equipment leased to others................................	(728)	(1,100)
Expenditures for equipment leased to others	(1,045)	(868)
Proceeds from disposals of property, plant and equipment........	561	356
Additions to finance receivables...	(15,338)	(16,284)
Collection of finance receivables...	11,866	12,339
Proceeds from the sale of finance receivables............................	2,310	3,107
Investments and acquisitions (net of cash acquired)..................	(294)	(405)
Other - net..	(40)	(72)
Net cash used for investing activities	(2,708)	(2,927)
Cash flow from financing activities:		
Dividends paid...	(481)	(474)
Common stock issued, including treasury shares reissued........	10	6
Treasury shares purchased...	-	(43)
Proceeds from long-term debt issued	4,137	4,062
Payments on long-term debt...	(3,339)	(2,953)
Short-term borrowings - net..	(102)	420
Net cash provided by (used for) financing activities	225	1,018
Effect of exchange rate on cash...	26	(12)
Increase (Decrease) in cash and short-term investments	(91)	66
Cash and short-term investments at beginning of period	400	334
Cash and short-term investments at end of period..............................	$ 309	$ 400

Caterpillar Inc.
Condensed Consolidated Financial Position
(Unaudited)
(Millions of dollars)

Assets		As of December 31,		
Current Assets		**2002**		**2001**
Cash and short-term investments	$	309	$	400
Receivables - trade and other		2,838		2,592
Receivables - finance		6,748		5,849
Deferred and refundable income taxes		642		423
Prepaid expenses		1,328		1,211
Inventories		2,763		2,925
Total current assets		14,628		13,400
Property, plant and equipment - net		7,046		6,603
Long-term receivables - trade and other		66		55
Long-term receivables - finance		6,714		6,267
Investments in unconsolidated affiliated companies		747		787
Deferred income taxes		850		938
Intangible assets		281		274
Goodwill		1,402		1,397
Other assets		1,117		936
Total Assets	$	32,851	$	30,657
Liabilities				
Current liabilities:				
Short-term borrowings:				
-- Machinery & Engines		64		219
-- Financial Products		2,111		1,961
Accounts payable		2,269		2,123
Accrued expenses		1,620		1,419
Accrued wages, salaries and employee benefits		1,178		1,292
Dividends payable		120		120
Deferred and current income taxes payable		70		11
Long-term debt due within one year:				
-- Machinery & Engines		258		73
-- Financial Products		3,654		3,058
Total current liabilities		11,344		10,276
Long-term debt due after one year:				
-- Machinery & Engines		3,403		3,492
-- Financial Products		8,193		7,799
Liability for post-employment benefits		4,038		3,103
Deferred income taxes and other liabilities		401		376
Total Liabilities		27,379		25,046
Stockholders' Equity				
Common stock		1,034		1,043
Treasury stock		(2,669)		(2,696)
Profit employed in the business		7,849		7,533
Accumulated other comprehensive income		(742)		(269)
Total Stockholders' Equity		5,472		5,611
Total Liabilities and Stockholders' Equity	$	32,851	$	30,657

Certain amounts for prior periods have been reclassified to conform to current financial statement presentation.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Year Ended December 31, 2002
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery & Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines.........	$ 18,648	$ 18,648	$ -	$ -
Revenues of Financial Products	1,504	-	1,678	(174) [2]
Total sales and revenues	20,152	18,648	1,678	(174)
Operating costs:				
Cost of goods sold	14,709	14,709	-	-
Selling, general and administrative expenses...	2,531	2,176	430	(75) [3]
Research and development expenses...	656	656	-	-
Interest expense of Financial Products...	521	-	538	(17) [4]
Other operating expenses...................	416	-	416	-
Total operating costs...........................	18,833	17,541	1,384	(92)
Operating profit......................................	1,319	1,107	294	(82)
Interest expense excluding Financial Products...	279	279	-	-
Other income (expense)......................	74	(1)	(7)	82 [5]
Consolidated profit before taxes...........	1,114	827	287	-
Provision for income taxes..................	312	204	108	-
Profit of consolidated companies	802	623	179	-
Equity in profit (loss) of unconsolidated affiliated companies	(4)	(12)	8	-
Equity in profit of Financial Products' subsidiaries....................................	-	187	-	(187) [6]
Profit..	$ 798	$ 798	$ 187	$ (187)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Caterpillar Inc. and Machinery and Engines subsidiaries.

[3] Elimination of expenses recorded by Caterpillar Inc. and Machinery and Engines subsidiaries paid to Financial Products.

[4] Elimination of interest expense recorded by Financial Products paid to Caterpillar Inc. and Machinery and Engines subsidiaries.

[5] Elimination of discount recorded by Caterpillar Inc. and Machinery and Engines subsidiaries on receivables sold to Financial Products, and of interest income earned by Caterpillar Inc. and Machinery and Engines subsidiaries from Financial Products.

[6] Elimination of Financial Products profit for the period reported on Machinery and Engines statement on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Year Ended December 31, 2001
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery & Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines.........	$ 19,027	$ 19,027	$ -	$ -
Revenues of Financial Products	1,423	-	1,645	(222) [2]
Total sales and revenues	20,450	19,027	1,645	(222)
Operating costs:				
Cost of goods sold	14,752	14,752	-	-
Selling, general and administrative expenses...	2,567	2,229	389	(51) [3]
Research and development expenses...	696	696	-	-
Interest expense of Financial Products..	657	-	685	(28) [4]
Other operating expenses...................	467	153	314	-
Total operating costs...........................	19,139	17,830	1,388	(79)
Operating profit.......................................	1,311	1,197	257	(143)
Interest expense excluding Financial Products..	285	285	-	-
Other income (expense)......................	143	(88)	88	143 [5]
Consolidated profit before taxes	1,169	824	345	-
Provision for income taxes..................	367	239	128	-
Profit of consolidated companies	802	585	217	-
Equity in profit (loss) of unconsolidated affiliated companies	3	(4)	7	-
Equity in profit of Financial Products' subsidiaries....................................	0	224	-	(224) [6]
Profit...	$ 805	$ 805	$ 224	$ (224)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Caterpillar Inc. and Machinery and Engines subsidiaries.

[3] Elimination of expenses recorded by Caterpillar Inc. and Machinery and Engines subsidiaries paid to Financial Products.

[4] Elimination of interest expense recorded by Financial Products paid to Caterpillar Inc. and Machinery and Engines subsidiaries.

[5] Elimination of discount recorded by Caterpillar Inc. and Machinery and Engines subsidiaries on receivables sold to Financial Products, and of interest income earned by Caterpillar Inc. and Machinery and Engines subsidiaries from Financial Products.

[6] Elimination of Financial Products profit for the period reported on Machinery and Engines statement on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2002
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery & Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines............	$ 4,989	$ 4,989	$ -	$ -
Revenues of Financial Products............	388	-	431	(43) [2]
Total sales and revenues	5,377	4,989	431	(43)
Operating costs:				
Cost of goods sold.................................	3,958	3,958	-	-
Selling, general and administrative expenses...	616	522	113	(19) [3]
Research and development expenses..	132	132	-	-
Interest expense of Financial Products	128	-	132	(4) [4]
Other operating expenses.....................	116	-	116	-
Total operating costs.............................	4,950	4,612	361	(23)
Operating profit...	427	377	70	(20)
Interest expense excluding Financial Products	73	73	-	-
Other income (expense)........................	61	43	(2)	20 [5]
Consolidated profit before taxes	415	347	68	-
Provision for income taxes	116	88	28	-
Profit of consolidated companies	299	259	40	-
Equity in profit (loss) of unconsolidated affiliated companies	6	4	2	-
Equity in profit of Financial Products' subsidiaries.....................................	-	42	-	(42) [6]
Profit..	$ 305	$ 305	$ 42	$ (42)

[1.] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Caterpillar Inc. and Machinery and Engines subsidiaries.

[3] Elimination of expenses recorded by Caterpillar Inc. and Machinery and Engines subsidiaries paid to Financial Products.

[4] Elimination of interest expense recorded by Financial Products paid to Caterpillar Inc. and Machinery and Engines subsidiaries.

[5] Elimination of discount recorded by Caterpillar Inc. and Machinery and Engines subsidiaries on receivables sold to Financial Products, and of interest income earned by Caterpillar Inc. and Machinery and Engines subsidiaries from Financial Products.

[6] Elimination of Financial Products profit for the period reported on Machinery and Engines statement on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2001
(Millions of dollars)

| | | Supplemental Consolidating Data | | |
	Consolidated	Machinery & Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines...........	$ 4,735	$ 4,735	$ -	$ -
Revenues of Financial Products............	361	-	415	(54) [2]
Total sales and revenues	5,096	4,735	415	(54)
Operating costs:				
Cost of goods sold..................................	3,666	3,666	-	-
Selling, general and administrative expenses..	653	550	122	(19) [3]
Research and development expenses..	190	190	-	-
Interest expense of Financial Products	139	-	143	(4) [4]
Other operating expenses.....................	245	153	92	-
Total operating costs............................	4,893	4,559	357	(23)
Operating profit..	203	176	58	(31)
Interest expense excluding Financial Products	63	63	-	-
Other income (expense)........................	97	42	24	31 [5]
Consolidated profit before taxes	237	155	82	-
Provision for income taxes	70	40	30	-
Profit of consolidated companies	167	115	52	-
Equity in profit (loss) of unconsolidated affiliated companies	-	(2)	2	-
Equity in profit of Financial Products' subsidiaries......................................	-	54	-	(54) [6]
Profit..	$ 167	$ 167	$ 54	$ (54)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Caterpillar Inc. and Machinery and Engines subsidiaries.

[3] Elimination of expenses recorded by Caterpillar Inc. and Machinery and Engines subsidiaries paid to Financial Products.

[4] Elimination of interest expense recorded by Financial Products paid to Caterpillar Inc. and Machinery and Engines subsidiaries.

[5] Elimination of discount recorded by Caterpillar Inc. and Machinery and Engines subsidiaries on receivables sold to Financial Products, and of interest income earned by Caterpillar Inc. and Machinery and Engines subsidiaries from Financial Products.

[6] Elimination of Financial Products profit for the period reported on Machinery and Engines statement on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis.

Caterpillar Inc.
Supplemental Data for Cash Flow
For the Twelve Months Ended December 31, 2002
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery & Engines [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 798	$ 798	$ 187	$ (187)[2]
Adjustments for non-cash items:				
Depreciation and amortization	1,220	785	435	-
Profit of Financial Products	-	(187)	-	187[3]
Unusual charges	-	-	-	-
Other	306	148	144	14[4]
Changes in assets and liabilities:				
Receivables - trade and other	(50)	125	(138)	(37)[4]
Inventories	162	162	-	-
Accounts payable and accrued expenses	164	114	25	25[4]
Other - net	(234)	(249)	(4)	19[4]
Net cash provided by operating activities	2,366	1,696	649	21
Cash flow from investing activities:				
Capital Expenditures - excluding equipment leased to others	(728)	(693)	(35)	-
Expenditures for equipment leased to others	(1,045)	(5)	(1,040)	-
Proceeds from disposals of property, plant and equipment	561	88	473	-
Additions to finance receivables	(15,338)	-	(15,338)	-
Collection of finance receivables	11,866	-	11,866	-
Proceeds from the sale of finance receivables	2,310	-	2,310	-
Net intercompany borrowings	-	(571)	14	557[5]
Investments and acquisitions (net of cash acquired)	(294)	(24)	(270)	-
Other - net	(40)	(14)	(62)	36[6]
Net Cash used for investing activities	(2,708)	(1,219)	(2,082)	593
Cash flow from financing activities:				
Dividends paid	(481)	(481)	-	-
Common stock issued, including treasury shares reissued	10	10	36	(36)[6]
Treasury shares purchased	-	-	-	-
Net intercompany borrowings	-	(14)	571	(557)[5]
Proceeds from long-term debt issued	4,137	248	3,889	-
Payments on long-term debt	(3,339)	(225)	(3,114)	-
Short-term borrowings - net	(102)	(155)	53	-
Net cash provided by (used for) financing activities	225	(617)	1,435	(593)
Effect of exchange rate on cash	26	35	12	(21)[7]
Increase (Decrease) in cash and short-term investments	(91)	(105)	14	-
Cash and short-term investments at beginning of period	400	251	149	-
Cash and short-term investments at end of period	$ 309	$ 146	$ 163	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products profit after tax due to equity method of consolidation.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Net proceeds and payments to/from Machinery & Engines and Financial Products.
[6] Change in investment and common stock related to Financial Products.
[7] Elimination of the effect of exchange on intercompany balances.
The supplemental consolidating data is presented for the purpose of additional analysis.

Caterpillar Inc.
Supplemental Data for Cash Flow
For the Twelve Months Ended December 31, 2001
(Millions of dollars)

	Consolidated	Machinery & Engines [1]	Financial Products	Consolidating Adjustments
		Supplemental Consolidating Data		
Cash flow from operating activities:				
Profit..	$ 805	$ 805	$ 224	$ (224)[2]
Adjustments for non-cash items:				
Depreciation and amortization................................	1,169	835	334	-
Profit of Financial Products.....................................	-	(124)	-	124[3]
Unusual charges...	153	153	-	-
Other..	344	308	25	11[4]
Changes in assets and liabilities:				
Receivables - trade and other	99	166	(49)	(18)[4]
Inventories	(211)	(211)	-	-
Accounts payable and accrued expenses	(160)	(203)	40	3[4]
Other - net	(212)	(218)	16	(10)[4]
Net cash provided by operating activities............................	1,987	1,511	590	(114)
Cash flow from investing activities:				
Capital expenditures - excluding equipment - excluding equipment leased to others	(1,100)	(1,071)	(29)	-
Expenditures for equipment leased to others	(868)	(38)	(830)	-
Proceeds from disposals of property, plant and equipment	356	32	324	-
Additions to finance receivables	(16,284)	-	(16,284)	-
Collection of finance receivables	12,339	-	12,339	-
Proceeds from the sale of finance receivables	3,107	-	3,107	-
Net intercompany borrowings	-	105	103	(208)[5]
Investments and acquisitions (net of cash acquired)	(405)	(110)	(295)	-
Other - net	(72)	(41)	(45)	14[6]
Net cash used for investing activities	(2,927)	(1,123)	(1,610)	(194)
Cash flow from financing activities:				
Dividends paid	(474)	(474)	(105)	105[8]
Common stock issued, including treasury shares reissued	6	6	14	(14)[6]
Treasury shares purchased	(43)	(43)	-	-
Net intercompany borrowings	-	(103)	(105)	208[5]
Proceeds from long-term debt issued	4,062	681	3,381	-
Payments on long-term debt..	(2,953)	(354)	(2,599)	-
Short-term borrowings - net	420	(38)	458	-
Net cash provided by (used for) financing activities............	1,018	(325)	1,044	299
Effect of exchange rate on cash..	(12)	(18)	(3)	9[7]
Increase (Decrease) in cash and short-term investments	66	45	21	-
Cash and short-term investments at beginning of period....	334	206	128	-
Cash and short-term investments at end of period	$ 400	$ 251	$ 149	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products profit after tax due to equity method of consolidation.

[3] Non-cash adjustment for the undistributed earnings from Financial Products.

[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5] Net proceeds and payments to/from Machinery & Engines and Financial Products.

[6] Change in investment and common stock related to Financial Products.

[7] Elimination of the effect of exchange on intercompany balances.

[8] Elimination of dividends paid to/from Machinery & Engines and Financial Products.

The supplemental consolidating data is presented for the purpose of additional analysis.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in our Fourth-Quarter 2002 Results Release and related prepared statements from the results webcast are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the Company and the markets it serves.

World Economic Factors

Our current outlook calls for moderate growth in the U.S. economy in 2003. Our outlook assumes that the events of September 11, 2001 and the resulting impact on the economy were a one-time event and that there will be no further events of this magnitude. If, however, there are other significant shocks or sequence of shocks, financial, economic or acts of war and/or political terror, there could be a more protracted negative impact on consumer spending, housing starts, and capital spending which would negatively impact company results.

 U.S. GDP growth is expected to continue at moderate rates in 2003. Should recent interest rate reductions and fiscal stimulus measures fail to boost growth in the U.S. economy as expected, leading to renewed economic weakness, then sales of machines and engines may be lower than expected. The outlook also projects that economic growth will continue in Asia/Pacific, Africa & Middle East and the CIS. Growth is expected to improve in Europe, Japan and Latin America. If, for any reason, these projected growth rates or improvements do not occur, sales would likely be lower than anticipated in the affected region. Persistent weakness in the construction sector in Japan is leading to lower machine sales in the Japanese market. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result.

Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies. In particular, our outlook assumes that Europe, the United Kingdom and Canada maintain economic stimulus policies and that the Japanese government remains committed to stimulating their economic recovery with appropriate monetary and fiscal policies. The outlook also assumes that the Brazilian government follows through with promised fiscal and structural reforms; and that the Venezuela crisis is confined to, Venezuela and does not spill over to negatively impact growth prospects in neighboring countries. If political instability continues to deteriorate leading to negative spillover effects, this could result in greater regional economic and financial uncertainty and weaker regional growth. Our outlook for 2003 also assumes that currency markets remain relatively stable, that average world oil prices fluctuate in a range of $22 to $29 a barrel, and equity markets recover. If commodity and/or currency markets experience a significant increase in volatility, and/or stock markets show further weakness, uncertainty would increase, both of which would result in slower economic growth, lower sales and potential impairment of investments. In addition, an eruption of political violence in the Middle East or a lengthy armed conflict with Iraq could lead to oil supply disruptions and persistent upward pressure on oil prices. In this case business and consumer confidence would fall and inflation pressures would move up leading to slower world economic growth and lower company sales.

The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken company sales.

Commodity Prices

The outlook for our sales also depends on commodity prices. Industrial metal prices recovered in 2002, and further gains are projected in 2003. But production rates are depressed and machine sales to the industrial metals industry are expected to be about flat. Oil prices remained flat near $25 in 2002. We are expecting oil prices to be about flat - an average price of $22 to $29 a barrel in 2003. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices (oil, oil sands, coal and natural gas) are expected to be about flat.

Extended weakness in world economic growth could lead to sharp declines in commodity prices and production and lower than expected sales to the industrial metals and agriculture sectors.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve reduced interest rates in 2002. These actions, together with projected federal tax cuts, and other fiscal stimulus measures are expected to lead to moderate U.S. growth in 2003, with some acceleration in momentum in the second half. In Europe, the European Central Bank reduced interest rates in 2002, further reductions are expected and growth in Europe is expected to improve in 2003. However, recent currency movements leading to a stronger euro may dampen European growth prospects in 2003 and this would cause machine sales to be lower than expected.

In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for moderate U.S. growth in 2003 near 3%. This is expected to lead to about flat industry sales levels. If, for whatever reason, there was a setback leading to weak or negative growth in 2003, then demand for company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

Political Factors

Political factors in the U.S. and abroad have a major impact on global companies. In 2001, the U.S. Congress enacted a tax cut with the first reductions effective in the third and fourth quarters of 2001 and with additional benefits in 2002, which is having and should continue to have a positive impact on the U.S. economy. The Company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the Company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant political developments in Latin America, Asia, and Africa/Middle East which are expected to take place in 2003 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower company sales. In particular, a recent escalation of political uncertainty in Venezuela and the Middle East is contributing to a decline in business confidence and reduced capital investment intentions.

In addition, significant political and economic instability persists in Argentina, Venezuela, the Middle East and Indonesia. Our outlook assumes that the effects of instability in Argentina and Venezuela will be confined to those countries and not spread to other countries in the region. Our outlook also assumes that stability will ultimately be restored in Argentina, Indonesia and Venezuela through democratic means. If, however, the instability persists, worsens or spreads to other countries in the region, it could materially impact company sales into Argentina, Indonesia Venezuela and other countries in the region. In addition, our outlook assumes that the recent escalation of the conflict in the Middle East does not deteriorate further into a significant armed conflict. In addition, we assume that recent terrorist incidents in Indonesia do not lead to a major, persistent escalation of political and economic uncertainty in that country.

In recent months there has been a significant escalation in political tensions in North Korea. Caterpillar does not sell machine or engine products to North Korea and our outlook assumes there will not be a military conflict there. If, however, there is a significant escalation of political tensions in North Korea, leading to a significant military build-up or increase in hostilities between North and South Korea, it could have a negative impact on sales to South Korea and other neighboring countries in the Asia Pacific region.

Our outlook also assumes that there will be no major, lengthy armed conflict in Iraq. If such a lengthy armed conflict does arise, it is likely business and consumer confidence will drop sharply, resulting in stagnant worldwide economic growth and declines in worldwide business demand. In this scenario, worldwide company sales would likely fall about 10 percent from 2002.

Currency Fluctuations
Currency fluctuations are also an unknown for global companies. The Company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens suddenly against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the Company's results. Since the Company's largest manufacturing presence is in the U.S., any unexpected upward pressure on the U.S. dollar versus key overseas currencies could have an unfavorable impact on our global competitiveness.

Dealer Practices
A majority of the Company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the Company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that dealer inventories of new machines will be slightly lower at the end of 2003 than at the end of 2002. If dealers reduce inventory levels more than anticipated, company sales will be adversely impacted.

Other Factors
The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the Company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000/2001 there was an increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment. Highway construction contracts in 2002 were up slightly, and heavy construction machine sales were also up slightly. However, an appropriations bill approving federal funding for highways, streets, bridges, airports, etc. for fiscal 2002/03 (the final year of the TEA 21 legislation) has been delayed. The baseline outlook assumes that a new transportation appropriations bill is passed in early 2003 that maintains funding levels in 2003 near 2002 levels. If funding is reduced, sales could be negatively impacted. Furthermore, if infrastructure spending plans are reduced by Federal and/or state governments due to budget constraints, machine sales would be lower in 2003.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency ("EPA"), the Company was required to meet certain emission standards by October 2002. The Consent Decree provides, however, for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties ("NCPs") on those engines. The company began shipping lower emission engines in October 2002 as a "bridge" until the fully compliant ACERT engines are introduced in 2003. These "bridge" engines require the payment of non-conformance penalties. Our financial results were negatively impacted in 2002, but not materially. We do not expect our financial results to be impacted materially in 2003. Our outlook assumes the price increases associated with introducing our new technology will offset the NCP cost in 2003. We do not anticipate having to pay any NCPs on our medium duty engines in 2003 due to credits we banked in 2002. Early in 2003, Caterpillar will begin ramping up production of medium duty and heavy duty compliant ACERT engines. We do not anticipate paying NCPs beyond 2003. If these assumptions are not realized, company performance could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales.

The Company operates in a highly competitive environment and our outlook depends on a forecast of the Company's share of industry sales. A reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

Inherent in the operation of the Financial Products Division is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. While our policy is to use interest rate swap agreements to manage our exposure to interest rate changes and lower the costs of borrowed funds, if interest rates move upward more sharply than anticipated, it could negatively impact our results. With respect to our insurance operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the Company's actual results to differ from those currently anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

January 23, 2003   By: /s/ James B. Buda
                                                                            James B. Buda
                                                                            Vice President